UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

C4 THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

12529R107

(CUSIP Number)

Cobro Ventures Opportunity Fund, L.P.

Attention: Marc Cohen

1000 Wilson Blvd.

#1800

Arlington, VA 22209

(202) 421-7994

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12529R107	13D	Page 2 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cobro Ventures Opportunity Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,484,425
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 2,484,425
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,484,425
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8% †
14.	Type of Reporting Person (See Instructions) PN

†

The percentage of class was calculated based on 42,985,194 shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), outstanding as of October 6, 2020, as set forth in the Company’s final prospectus, dated October 1, 2020, and filed with the Securities and Exchange Commission (the “Commission”) on October 2, 2020.

CUSIP No. 12529R107	13D	Page 3 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cobro Opportunity Fund GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,484,425
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 2,484,425
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,484,425
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8% †
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 12529R107	13D	Page 4 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc Cohen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Citizen of the United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,857,505*
	8.	Shared Voting Power 2,484,425**
	9.	Sole Dispositive Power 1,857,505*
	10.	Shared Dispositive Power 2,484,425**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,341,930
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.1% †
14.	Type of Reporting Person (See Instructions) IN

*

Includes (i) 1,852,207 shares of Common Stock held by M. Cohen, as trustee of the Marc Andrew Cohen Revocable Trust, (ii) 5,030 shares of Common Stock held by M. Cohen, and (iii) stock options exercisable for 268 shares of Common Stock within 60 days of October 16, 2020 held by M. Cohen.

**	Consists of 2,484,425 shares of Common Stock held directly by Cobro Ventures Opportunity Fund, L.P. (“Cobro Ventures”).

CUSIP No. 12529R107	13D	Page 5 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alain Cohen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Citizen of the United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,724,415*
	8.	Shared Voting Power 2,484,425**
	9.	Sole Dispositive Power 1,724,415*
	10.	Shared Dispositive Power 2,484,425**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,208,840
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8% †
14.	Type of Reporting Person (See Instructions) IN

*

Includes (i) 1,719,332 shares of Common Stock held by A. Cohen, as trustee of the Alain J. Cohen Revocable Trust, and (ii) stock options exercisable for 5,083 shares of Common Stock within 60 days of October 16, 2020 held by A. Cohen.

**	Consists of 2,484,425 shares of Common Stock held by Cobro Ventures.

CUSIP No. 12529R107	13D	Page 6 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Todd Kaloudis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Citizen of the United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,631
	8.	Shared Voting Power 2,484,425*
	9.	Sole Dispositive Power 2,631
	10.	Shared Dispositive Power 2,484,425*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,487,056
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8% †
14.	Type of Reporting Person (See Instructions) IN

*	Consists of 2,484,425 shares of Common Stock held by Cobro Ventures.

CUSIP No. 12529R107	13D	Page 7 of 11

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D relates to shares of common stock (the “Common Stock”), par value $0.0001 per share, of C4 Therapeutics, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 490 Arsenal Way, Suite 200, Watertown, Massachusetts 02472. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 (a) – (c). This statement is being filed by the following persons: Cobro Ventures Opportunity Fund, L.P., a Delaware limited partnership (“Cobro Ventures”), Cobro Opportunity Fund GP, LLC, a Delaware limited liability company (“Cobro GP”), which is the sole general partner of the Cobro Ventures, and Marc Cohen (“M. Cohen”), Alain Cohen (“A. Cohen”) and Todd Kaloudis (“T. Kaloudis”), each of whom is a manager of Cobro GP. Each of Cobro Ventures, Cobro GP, M. Cohen, A. Cohen and T. Kaloudis are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The principal business of each of the Reporting Persons is investing in technology and biotechnology companies, and the address of each Reporting Person is 1000 Wilson Blvd., #1800, Arlington, Virginia 22209.

Item 2 (d) – (e). During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). Cobro Ventures is a Delaware limited partnership, Cobro GP is a Delaware limited liability company and each of M. Cohen, A. Cohen and T. Kaloudis is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The securities reported in this Schedule 13D were acquired for investment purposes and, in the case of Cobro Ventures, in the ordinary course of its business. The aggregate funds used to purchase the shares reported in this Schedule 13D by the filing persons was $48,155,762.40.

Amended and Restated Investors’ Rights Agreement

Upon the completion of the initial public offering, the holders of 30,694,163 shares of Common Stock, including those issuable upon the exercise of warrants and the conversion of preferred stock upon closing of the initial public offering will be entitled to rights with respect to the registration of the securities under the Securities Act. These rights are provided under the terms of an amended and restated investors’ rights agreement between the Company, and certain holders of the Company’s common stock and holders of the Company’s preferred stock prior to the Company’s initial public offering. The amended and restated investors’ rights agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under this agreement will be borne by the Company and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

The demand registration rights and short form registration rights granted under the amended and restated investors’ rights agreement will terminate on the fifth anniversary of the completion of the initial public offering or at such time after the initial public offering when the holders’ shares may be sold without restriction pursuant to Rule 144 within a three month period.

The foregoing summary of the Amended and Restated Investors’ Rights Agreement in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the definitive transaction document. A copy of the form of the Investors’ Rights Agreement is filed as an exhibit hereto and is incorporated herein by reference.

CUSIP No. 12529R107	13D	Page 8 of 11

Lock-up Agreement

All of the Company’s directors and officers and the holders of all of the Company’s capital stock, options and warrants have entered into lock-up agreements with the Company and holders of substantially all of the Company’s capital stock, options and warrants have entered into lock-up agreements with the underwriters and have agreed not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of Common Stock during the period from the date of the prospectus continuing through the date 180 days thereafter, subject to certain exceptions. The representatives of the underwriters in the offering may, in their sole discretion, permit early release of shares subject to the lock-up agreements.

The foregoing summary of the lock-up agreement does not purport to be complete and is qualified in its entirety by reference to the definitive transaction document. Copies of the form of the Amended and Restated Lock-Up Agreement is filed as an exhibit hereto, and is incorporated herein by reference.

As noted above, the Reporting Persons acquired the Common Stock for investment purposes and, in the case of Cobro Ventures, in the ordinary course of its business. In connection with the foregoing, and as may be appropriate from time to time, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Company, including, without limitation: (a) the acquisition or disposition of Common Stock, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) changes in the present board of directors or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) other material changes in the Company’s business or corporate structure; (g) changes in the Company’s certificate of incorporation or bylaws or other actions that may impede the acquisition of control of the Company by any person; (h) causing any class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4, and except for any actions taken by M. Cohen or A. Cohen in their capacity as directors of the Company, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock or other securities of the Company, dispose of some or all of the shares of Common Stock or other securities of the Company that it may own from time to time, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons intend to review their investment in the Company from time to time on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s stock in particular, as well as other developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of October 6, 2020, Cobro Ventures directly owned 2,484,425 shares of Common Stock of the Company. The shares of Common Stock deemed to be beneficially owned by Cobro Ventures as of October 6, 2020 represented approximately 5.8% calculated based on 42,985,194 shares of Common Stock outstanding as of October 6, 2020, as set forth in the Company’s prospectus, dated October 1, 2020, and filed with the Commission on October 2, 2020.

CUSIP No. 12529R107	13D	Page 9 of 11

As of October 6, 2020, Cobro GP, in its capacity as the general partner of Cobro Ventures, may be deemed to beneficially own the securities of the Company beneficially owned by Cobro Ventures.

As of October 6, 2020, M. Cohen, A. Cohen and T. Kaloudis, each in his capacity as a manager, may be deemed to beneficially own the securities of the Company beneficially owned by Cobro Ventures.

(c) At the closing of the Company’s initial public offering on October 6, 2020, M. Cohen purchased 5,030 shares of Common Stock and T. Kaloudis purchased 2,631 shares of Common Stock, in each case from the underwriters at a price of $19 per share, exclusive of any brokerage commissions. On October 1, 2020, the Company granted to each of M. Cohen and A. Cohen an option to purchase 17,786 shares of Common Stock at an exercise price of $19 per share and having an expiration date of September 30, 2030, which option vests and become exercisable upon the earlier to occur of (i) October 1, 2021, and (ii) the next annual meeting of the Company’s stockholders. On October 1, 2020, the Company granted to M. Cohen an option to purchase 725,002 shares of Common Stock at an exercise price of $19 per share and having an expiration date of September 30, 2030, 12.5% of which option vests and becomes exercisable on April 1, 2021, with the remainder vesting in 14 equal quarterly installments thereafter.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6. Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

2	Amended and Restated Investors’ Rights Agreement, dated June 5, 2020 (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-1 filed with the SEC on September 10, 2020)

3	Form of Lock-Up Agreement, (incorporated herein by reference to Exhibit C-1, attached to Exhibit 1.1, the Underwriting Agreement, to the Company’s Registration Statement on Form S-1/A, filed with the SEC on September 28, 2020)

CUSIP No. 12529R107	13D	Page 10 of 11

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 16, 2020

COBRO VENTURES OPPORTUNITY FUND, L.P.

By: COBRO OPPORTUNITY FUND GP, LLC, its General Partner

By:	/s/ Marc Cohen
Marc Cohen, Manager

COBRO OPPORTUNITY FUND GP, LLC

By:	/s/ Marc Cohen
Marc Cohen, Manager

MARC COHEN

/s/ Marc Cohen

ALAIN COHEN

/s/ Alain Cohen

TODD KALOUDIS

/s/ Todd Kaloudis

CUSIP No. 12529R107	13D	Page 11 of 11

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

2	Amended and Restated Investors’ Rights Agreement, dated June 5, 2020 (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-1 filed with the SEC on September 10, 2020)

3	Form of Lock-Up Agreement, (incorporated herein by reference to Exhibit C-1, attached to Exhibit 1.1, the Underwriting Agreement, to the Company’s Registration Statement on Form S-1/A, filed with the SEC on September 28, 2020)